

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

<u>Via E-mail</u>
John P. Rochon
Chief Executive Officer
Computer Vision Systems Laboratories, Corp.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

>   **Re: Computer Vision Systems Laboratories, Corp.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed November 26, 2012**
>   **File No. 000-52818**

Dear Mr. Rochon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>If the SEC were to determine, page 11</u>

1.   We note your responses to prior comments 3 and 4 and the numerous "specific activities" you say were conducted. Please reconcile with your disclosure on page 4 that you are "not marketing, or taking any other actions concerning, our Medical Products." Also, given your disclosure that you have "no plans to, nor do we have the expertise to, conduct any of these activities," it continues to be unclear why there is any uncertainty as to whether you will retain rights to those products. In addition, given the lack of expertise you say you have, please clarify how you could analyze the "future costs and time commitment required to commercialize the Medical Products."

Exhibit 99.3 Pro forma unaudited consolidated financial statements for Computer Vision Systems Laboratories, Corp. and Happenings Communications Group, Inc. for the periods ended December 31, 2011 and June 30, 2012

2.   Please refer to our prior comment 15. We note that you continue to assess the medical technologies assets. Please expand the introduction to add disclosure that explains that circumstance. Also, expand to describe the impact of the incomplete evaluation on the pro forma and the potential impact of completion of the evaluation on the accounting for the related intangible asset. In light of the on-going evaluation of the technologies, clarify the basis for your assertion that you do not expect that the final purchase allocation will vary materially from that presented in your pro forma data. If you believe the accounting for the medical technologies assets falls under the measurement period guidance from FASB Topic 805, please add clarifying disclosure about how the purchase allocation and accounting for the technologies could be impacted upon completion of your evaluation.

3.   We refer to adjustment (c). With respect to CVSL's pre-transaction assets and liabilities, please revise to clarify how your measurements consider the underlying guidance from FASB Topic 805, which generally requires that acquired assets and liabilities be recognized at fair value.

4.   Please refer to our prior comment 22. We see that you present two pro forma statements of operations. Please revise the first statement presented on the bottom of page one to clearly indicate the period presented. Please also explain why the two pro forma statements of operations appear to be the same. In that regard, tell us where you provided a pro forma statement of operations for the year ended December 31, 2011.

5.   As a related matter, please revise the pro forma statements of operations to also present pro forma loss per share, with an accompanying footnote explaining how the measures were determined.

6.   Reference is made to adjustment (d) and our prior comment 21. While we acknowledge your response, it does not explain how you have considered and applied the underlying guidance from the FASB Codification in reaching your accounting determination with respect to CVSL's unearned stock compensation at the date of the merger. Please specifically describe to us the basis in GAAP for your accounting determination and describe to us what you mean when you indicate that the unearned compensation was "written off" on the date of the merger. In that regard, while the legal form of the pre-existing instruments may not have changed because of the form of the reverse merger, for accounting purposes, the instruments are considered exchanged for those of the accounting acquirer. Further, depending on the specific facts of your transaction, some or all of the acquisition date fair value of those instruments may be a component of consideration transferred. Please refer to FASB ASC 805-30-30 and FASB ASC 805-40-30.

7.   Please revise to present each pro forma adjustment in self balancing form.

8.   With respect to the pro forma statements of operations, in general, material non-recurring charges or credits which arise directly from a merger and which will be included in the registrant's earnings within twelve months of the transaction are not normally included in a pro forma statement of operations. While, as a smaller reporting company, the specific guidance from Article 11 of Regulation S-X does not apply to your transaction, you may wish to consider that guidance in your presentation. We refer you to Rule 11-02(b)(5) of Regulation S-X.

Exhibit 99.5 Unaudited financial statements for Happenings Communications Group, Inc. for the six-months ended June 30, 2012

9.   Please refer to our prior comment 24. While we see your revisions in response to our comment, the financial statements for the quarter ended June 30, 2012 continue to appear incomplete. For instance, you have not presented statements of operations or cash flows for the comparative prior year interim period and the notes to financial statements do not contain the standard management representation regarding interim financial statements. Please refer to Rule 8-03 of Regulation S-X.   Please revise.

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2012

Balance Sheets, page 2

10.   In future or amended filings, please delete the label "audited" from the balance sheet as of December 31, 2011. Alternatively, you may disclose that the year-end balance sheet was derived from the audited financial statements.

Statement of Operations, page 3

11.   Please revise in future filings, including any amendments, to present the goodwill impairment charge as an operating expense.

Note 1. Summary of Significant Accounting Principles, page 6

12.   We see that you amended your filing and restated the financial statements for the quarter ended September 30, 2012 for an error related to the share exchange. Please tell us where the notes to financial statements provide the restatement disclosures required by FASB Codification Topic 250-10.   Also, note that individual financial statements and related footnotes should be appropriately labeled as "restated."

Accounting Treatment for the Initial Share Exchange, page 6

13.   We see that you concluded that both parties to the reverse merger were businesses and that the transaction was a business combination under FASB Topic 805. However, the notes to financial statements do not appear to present all of the relevant disclosures required by FASB Topic 805 for a business combination. For instance, we do not see disclosure of (1) expenses of the merger, (2) pro forma data, (3) the purchase allocation or (4) the factors leading to purchase price generating goodwill. Please refer to the disclosure guidance from FASB ASC 805-10-50, 805-20-50 and 805-30-50 and explain to us how you concluded that the disclosure in the footnotes to your financial statements is complete under the cited guidance.

14.   It appears that you recorded the assets and liabilities acquired from CVSL at their predecessor basis rather than at fair value. Tell us how the accounting method described in your disclosure is consistent with the guidance from FASB ASC 805-20-30 and FASB ASC 805-40-30-1.

Other Assets, page 8

15.   In future or amended filings please describe the specific factors you relied upon in concluding that the goodwill from the reverse merger was impaired as of September 30, 2012. Please refer to FASB ASC 350-20-50-2. Show us how you intend to apply this comment.

Item 4. Controls and Procedures, page 22

16.   In light of the error leading you to restate the financial statements for the quarter ended September 30, 2012, please tell us the basis for your conclusion that disclosure controls and procedures are effective as of that date. In that regard, we also note disclosure in the related item 4-02 Form 8-K that the error was identified by your auditor who, as disclosed in that filing, also informed management that the related financial statements should no longer be relied upon. Accordingly, it is unclear how management concluded that the company's controls and procedures are effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

John P. Rochon
Computer Vision System Laboratories, Corp.
December 12, 2012
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc: Leslie Marlow
         Gracin & Marlow, LLP